SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 9, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q19 Earnings Release

Banco Macro Announces Results for the First Quarter of 2019

Buenos Aires, Argentina, May 9, 2019 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2019 (“1Q19”). All figures are in Argentine pesos (Ps.)

Summary

• The Bank’s net income totaled Ps.7.3 billion in 1Q19. This result was 40% higher than the Ps.5.2 billion posted in 4Q18 and 106% higher than in 1Q18. In 1Q19, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 50 % and 8.4%, respectively.

• In 1Q19, Banco Macro’s financing to the private sector grew 1% or Ps.1.1 billion quarter over quarter (“QoQ”) totaling Ps.173 billion and increased 21% or Ps.30.6 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Documents and Others stand out, with a 9% and 17% increase QoQ. Meanwhile within consumer loans, personal loans rose 1% QoQ.

•In 1Q19, the efficiency ratio reached 28.6%, improving from the 39.7% posted in 4Q18 and the 35.6% in 1Q18.

• In 1Q19, Banco Macro’s total deposits grew 15% QoQ, totaling Ps.272.6 billion and representing 83% of the Bank’s total liabilities. Private sector deposits grew 12% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.52.1 billion 27.7% regulatory capital ratio – Basel III and 20.6% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 66% of its total deposits in 1Q19.

• In 1Q19, the Bank’s non-performing to total financing ratio was 2.0% and the coverage ratio reached 119.2%.

1Q19 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Friday, May 10, 2019		Jorge Scarinci
Time: 12:00 p.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Chief Financial Officer

To participate, please dial:
Argentina Toll Free:	Webcast Replay: click here	Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):	Available from 05/10/2019 through
+1 (844) 450 3847	05/24/2019	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

With the presence of: Jorge Pablo Brito (Vice Chairman), Gustavo Manriquez (CEO) and Jorge Scarinci (CFO).

1

1Q19 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q19 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the exception of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies” both temporarily excluded by the Central Bank of Argentina from the applicable accounting framework for Financial Institutions. Data and figures shown in this Earnings Release may differ from the ones show in the 20-F annual report which shows the impact of the application of I.F.R.S 9 and IAS 29.

Results

Earnings per outstanding share were Ps.11.49 in 1Q19, 41% higher than 4Q18 and 117% higher than the result posted a year ago. On a yearly basis Net Income increased 107% while Earnings per Share increased 117%, given that the average amount of outstanding shares decreased in 3Q18, 4Q18 and 1Q19 due to the Share buyback program.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Net income -Parent Company- (M $)	3,542	3,116	3,828	5,243	7,343	40%	107%
Average # of shares outstanding (M)	670	670	662	643	639	-1%	-5%
Average #of treasury stocks (shares repurchased) (M)	0	0	7	26	30	16%	100%
Book value per avg. Outstanding share ($)	75	75	76	82	93	13%	24%
Shares Outstanding (M)	670	670	648	641	639	0%	-5%
Earnings per avg. outstanding share ($)	5.29	4.65	5.78	8.15	11.49	41%	117%

Book value per avg. issued ADS (USD)	37.28	26.06	18.62	22.16	21.41	-3%	-43%
Earnings per avg. outstanding ADS (USD)	2.64	1.61	1.41	2.16	2.65	23%	0%

Banco Macro’s 1Q19 net income of Ps.7.3 billion was 40% or Ps.2.1 billion higher than the previous quarter and 106% or Ps.3.8 billion higher YoY. This result represented an accumulated ROAE and ROAA of 50% and 8.4% respectively.

Net income for 1Q19 includes Ps.1.9 billion related to Prisma’s sale result. There was a Ps.1.4 billion positive result in Net Income from financial instruments at fair value through P&L (mark to market of the remaining 49% Prisma stake), Ps.116 million income from result in differences in quoted prices of gold and foreign currency (given that we received USD 38.3 million for the sale) and a Ps.2.4 positive result in Other operating income (resulting from the 51% sale) this result was partially offset by a Ps.1.1 billion charge to provision for loan losses (other loans). The net impact of Prisma’s sale (after taxes and other expenses) was Ps.1.9 billion.

PRISMA SALE RESULT	MACRO Consolidated
In MILLION $	1Q19

Net Income from financial instruments at fair value through P&L ( remaining stake)	1,369
Differences in quoted prices of gold and foreign currency	116
Other operating income (51% sale)	2,377
Provision for loan losses	-1,129
Income tax / Other Expenses	-859
Net Result from Prisma Sale	1,874

3

1Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated				Var		Var (exc. Prisma)
In MILLION $	1Q18	4Q18	1Q19	1Q19	QoQ	YoY	QoQ	YoY
				(exc. Prisma)
Net Interest Income	7,942	12,288	12,931	12,931	5%	63%	5%	63%
Net fee income	2,359	3,259	3,310	3,310	2%	40%	2%	40%
Subtotal (Net Interest Income + Net Fee Income)	10,301	15,547	16,241	16,241	4%	58%	4%	58%
Net Income from financial instruments at fair value through P&L	249	364	1,974	605	442%	693%	66%	143%
Income from assets at amortized cost	-3	1	-17	-17	-100%	467%	-1800%	467%
Differences in quoted prices of gold and foreign currency	151	729	-51	-167	-107%	-134%	-123%	-211%
Other operating income	559	529	3,113	736	488%	457%	39%	32%
Provision for loan losses	567	836	2,154	1,025	158%	280%	23%	81%
Net Operating Income	10,726	16,218	19,106	16,373	18%	78%	1%	53%
Employee benefits	2,018	3,124	3,133	3,133	0%	55%	0%	55%
Administrative expenses	1,402	2,105	2,096	2,096	0%	50%	0%	50%
Depreciation and impairment of assets	163	215	290	290	35%	78%	35%	78%
Other operating expenses	2,029	3,213	3,104	3,104	-3%	53%	-3%	53%
Operating Income	5,114	7,561	10,483	7,750	39%	105%	2%	52%
Result from associates & joint ventures	75	33	26	26	-21%	-65%	-21%	-65%
Result before taxes from continuing operations	5,189	7,594	10,509	7,776	38%	103%	2%	50%
Income tax	1,625	2,352	3,166	2,307	35%	95%	-2%	42%
Net income from continuing operations	3,565	5,243	7,343	5,469	40%	106%	4%	53%

Net Income of the period	3,565	5,243	7,343	5,469	40%	106%	4%	53%
Net income of the period attributable to parent company	3,542	5,243	7,343	5,469	40%	107%	4%	54%
Net income of the period atributable to minority interest	22	0	0	0	0%	-100%	0%	-100%

Excluding Prisma’s sale result, recurring ROE and ROA in 1Q19 would have been 37.2% and 6.3% respectively.

Net operating income (before G&A and personnel expenses) was Ps.19.1 billion in 1Q19, increasing 18% or Ps.2.9 billion compared to 4Q18 and 78% or Ps.8.4 billion compared to the previous year.

Operating income (after G&A and personnel expenses) was Ps.10.5 billion in 1Q19, 39% or Ps.2.9 billion higher than in 4Q18 and 105% higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 6.3x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Net Interest Income	7,942	9,093	10,323	12,288	12,931	5%	63%
Net fee income	2,359	2,681	2,869	3,259	3,310	2%	40%
Subtotal (Net Interest Income + Net Fee Income)	10,301	11,774	13,192	15,547	16,241	4%	58%
Net Income from financial instruments at fair value through P&L	249	-46	499	364	1,974	442%	693%
Income from assets at amortized cost	-3	0	-3	1	-17	-100%	467%
Differences in quoted prices of gold and foreign currency	151	-1,012	-1,244	729	-51	-107%	-134%
Other operating income	559	563	1,162	529	3,113	488%	457%
Provision for loan losses	567	571	732	836	2,154	158%	280%
Net Operating Income	10,726	10,745	12,914	16,218	19,106	18%	78%
Employee benefits	2,018	2,443	2,720	3,124	3,133	0%	55%
Administrative expenses	1,402	1,550	1,776	2,105	2,096	0%	50%
Depreciation and impairment of assets	163	173	187	215	290	35%	78%
Other operating expenses	2,029	2,318	2,693	3,213	3,104	-3%	53%
Operating Income	5,114	4,262	5,538	7,561	10,483	39%	105%
Result from associates & joint ventures	75	145	12	33	26	-21%	-65%
Result before taxes from continuing operations	5,189	4,407	5,550	7,594	10,509	38%	103%
Income tax	1,625	1,271	1,718	2,352	3,166	35%	95%
Net income from continuing operations	3,565	3,137	3,832	5,243	7,343	40%	106%

Net Income of the period	3,565	3,137	3,832	5,243	7,343	40%	106%
Net income of the period attributable to parent company	3,542	3,116	3,828	5,243	7,343	40%	107%
Net income of the period atributable to minority interest	22	21	4	0	0	0%	-100%

4

1Q19 Earnings Release

The Bank’s 1Q19 net interest income totaled Ps.12.9 billion, 5% or Ps.643 million higher than in 4Q18 and 63% or Ps.5 billion higher YoY.

In 1Q19 interest income totaled Ps.24.4 billion, 2% or Ps.581 million higher than in 4Q18 and 115% or Ps.13.1 billion higher than in 1Q18.

Income from interest on loans and other financing totaled Ps.14.5 billion, 7% or Ps.1.1 billion lower compared with the previous quarter. On a yearly basis Income from interest on loans increased 59% or Ps.5.4 billion.

In 1Q19 income from government and private securities increased 20% or Ps.1.6 billion QoQ and 345% or Ps.7.4 billion compared with the same period of last year. This result is explained 95% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 5% is explained by income of government and private securities at amortized cost.

In 1Q19 Differences in quoted prices of gold and foreign currency decreased 107%, totaling a Ps.51 million loss, due to the 11% argentine peso deprecation against the US dollar and the Bank’s short spot dollar position during most of the quarter. It should be noted that if income from investment in derivative financing instruments is added then differences in quoted prices of gold and foreign currency in 1Q19 resulted in a Ps.250 million gain.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated					Variation QoQ
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19%		$

(1) Differences in quoted prices of gold and foreing currency	151	-1,012	-1,244	729	-51	-107%	-780
Translation of FX assets and liabilities to Pesos	21	-1,337	-1,759	354	-480	-236%	-834
Income from foreign currency exchange	130	324	515	375	430	15%	55

(2) Net Income from financial assets and liabilities at fair value through P&L	3	-3	235	-22	301	-1468%	323
Income from investment in derivative financing instruments	3	-3	235	-22	301	-1468%	323

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	154	-1,015	-1,009	707	250	-65%	-457

During 1Q19 Banco Macro’s strategy was to sell US dollars in the spot market and invest the resulting pesos in Leliqs, while at the same time hedging the FX position with investments in derivatives. This strategy proved to be highly successful and profitable during the quarter.

5

1Q19 Earnings Release

INTEREST INCOME	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Interest on Cash and due from Banks	3	2	5	15	31	107%	933%
Interest from government securities	2,087	3,144	4,380	7,898	9,515	20%	356%
Interest from private securities	52	50	71	2	1	-50%	-98%
Interest on loans and other financing
To the financial sector	167	205	312	546	494	-10%	196%
To the public non financial sector	0	0	0	0	0	0%	0%
Interest on overdrafts	781	962	1,448	2,442	1,872	-23%	140%
Interest on documents	657	727	856	1,089	1,201
Interest on mortgages loans	579	785	1,101	1,795	1,310	-27%	126%
Interest on pledged loans	150	142	142	148	129	-13%	-14%
Interest on personal loans	4,575	5,021	5,447	5,676	5,785	2%	26%
Interest on credit cards loans	1,356	1,545	1,788	2,371	2,567	8%	89%
Interest on financial leases	34	34	40	57	44	-23%	29%
Interest on other loans	862	954	1,211	1,448	1,124	-22%	30%
Interest on Repos
From the BCRA	16	7	0	0	9	100%	-41%
Other financial institutions	20	39	8	328	313	-5%	1464%
Total Interest income	11,339	13,617	16,809	23,814	24,395	2%	115%

Income from Interest on loans	9,161	10,375	12,345	15,571	14,526	-7%	59%

The Bank’s 1Q19 interest expense totaled Ps.11.5 billion, decreasing 1% (Ps.62 million) compared to the previous quarter and increasing 238% (Ps.8.1 billion) compared to 1Q18.

In 1Q19, interest on deposits represented 92% of the Bank’s total interest expense, decreasing 1% or Ps.57 million QoQ. On a yearly basis, interest on deposits increased 252% or Ps.7.6 billion.

INTEREST EXPENSE	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Deposits
Interest on checking accounts	0	0	142	491	118	-76%	100%
Interest on saving accounts	54	64	91	140	97	-31%	80%
Interest on time deposits	2,956	3,814	5,464	10,013	10,372	4%	251%
Interest on other financing from BCRA and financial inst.	13	22	48	45	43	-4%	231%
Repos
Other financial institutions	31	24	66	64	71	11%	129%
Interest on corporate bonds	201	422	406	478	452	-5%	125%
Interest on subordinated bonds	139	174	252	267	280	5%	101%
Interest on other financial liabilities	2	4	18	29	31	7%	1450%
Total financial expense	3,396	4,524	6,486	11,526	11,464	-1%	238%

Expenses from interest on deposits	3,010	3,878	5,697	10,644	10,587	-1%	252%

As of 1Q19, the Bank’s net interest margin (including FX) was 17.2%, higher than the 14.9% posted in 4Q18 and the 15.4% in 1Q18.

In 1Q19 Net Interest Margin (excluding FX) was 17.3%, higher than the 15.4% posted in 4Q18 and the 15.1% in 1Q18.

6

1Q19 Earnings Release

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	1Q18		2Q18		3Q18		4Q18		1Q19
Yields & rates in annualized nominal %	AVERAGE	INT	AVERAGE	INT	AVERAGE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	32,708	0.0%	35,267	0.0%	54,563	0%	69,490	0%	75,216	0%
Goverment & Securities at fair value trhough P&L	1,060	64.4%	950	-2.0%	1,695	-1.0%	2,201	25.7%	2,388	20.4%
Loans & Other Financing
Public Sector	1,882	30.2%	1,937	32.2%	2,167	45.1%	2,112	68.5%	1,430	55.9%
Financial Sector	3,229	11.8%	3,624	21.5%	4,235	15.0%	4,747	45.6%	5,222	38.5%
Private Sector	133,916	26.9%	145,809	27.7%	155,050	30.3%	166,486	34.8%	170,112	33.1%
Other debt securities	34,533	25.5%	40,265	31.3%	42,518	43.4%	54,356	59.0%	73,142	53.5%
Other interest-earning assets	8,757	2.9%	9,260	1.7%	9,705	2.2%	11,650	13.5%	13,922	50.6%
Total interest-earning assets	216,085	21.6%	237,112	23.0%	269,933	24.9%	311,042	30.8%	341,432	31.0%

Non interest-earning assets	10,718		10,792		11,456		11,894		13,268
Total Average Assets	226,803		247,904		281,389		322,936		354,700

Interest-bearing liabilities
Deposits
Public Sector	13,866	7.1%	14,500	8.4%	16,987	12.6%	21,996	23.1%	17,248	31.3%
Financial Sector	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Private Sector	130,993	8.8%	143,473	10.2%	167,919	12.4%	199,275	18.8%	183,154	20.7%
BCRA and other financial institutions	737	6.9%	1,058	7.6%	2,886	8.9%	2,924	9.8%	3,329	8.9%
Corporate bonds	4,809	16.9%	7,746	21.9%	7,120	22.6%	6,359	29.8%	6,189	29.6%
Subordinated bonds	7,987	7.1%	9,474	7.5%	12,987	7.7%	15,024	7.0%	15,868	7.2%
Other interest-bearing liabilities	601	20.9%	348	35.0%	540	48.3%	392	64.4%	626	46.0%
Total int.-bearing liabilities	158,993	8.8%	176,599	10.4%	208,439	12.5%	245,970	18.7%	226,414	20.7%

Total non int.-bearing liab. & equity	67,810		71,305		72,950		76,966		128,286

Total Average Liabilities & Equity	226,803		247,904		281,389		322,936		354,700

Assets Performance		11,522		13,593		16,958		24,152		26,096
Liabilities Performance		3,460		4,599		6,568		11,617		11,567
Net Interest Income		8,062		8,994		10,390		12,535		14,529
Total interest-earning assets		216,085		237,112		269,933		311,042		341,432
Net Interest Margin (NIM)		15.1%		15.2%		15.3%		16.0%		17.3%

In 1Q19 Banco Macro’s net fee income totaled Ps.3.3 billion, 2% or Ps.51 higher than in 4Q18 and 40% or Ps.951 million higher than the same period of last year.

In the quarter, fee income totaled Ps.3.6 billion, 2% or Ps.75 million higher than in 4Q18. Debit and credit card fees stand out, with a 47% (Ps.356 million) increase QoQ. On a yearly basis, fee income increased 40% or Ps.1 billion.

In the quarter, total fee expenses increased 11% or Ps.24 million. On a yearly basis, fee expenses increased 30% or Ps.56 million.

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Fee charged on deposit accounts	1,082	1,270	1,410	1,525	1,511	-1%	40%
Debit and credit card fees	735	796	816	750	1,106	47%	50%
Fees on collection services	280	339	356	387	401	4%	43%
Insurance fees	170	172	178	172	229	33%	35%
Fees on private securities	99	108	118	124	138	11%	39%
Credit related fees	0	0	0	0	2	100%	100%
Fees related to transferable securities	22	26	20	16	21	31%	-5%
Other fees related to foreign trade	41	51	70	82	74	-10%	80%
Other	115	130	46	129	69	-47%	-40%
Total fee income	2,544	2,891	3,013	3,476	3,551	2%	40%

Total fee expense	185	210	144	217	241	11%	30%

Net fee income	2,359	2,681	2,869	3,259	3,310	2%	40%

In 1Q19 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.2 billion, increasing 442% or Ps.1.6 billion compared with 4Q18. The positive result was driven by the mark to market of the remaining 49% stake in Prisma Medios de Pago (now shown under Investments in equity instruments).

7

1Q19 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Profit or loss from government securities	55	39	215	165	164	-1%	198%
Profit or loss from private securities	31	20	66	168	149	-11%	381%
Profit or loss from investment in derivative financing instruments	3	-3	235	-22	301	-1468%	9933%
Profit or loss from other financial assets	36	9	62	64	51	-21%	42%
Profit or loss from investment in equity instruments	35	5	1	4	1,402	34950%	3906%
Profit or loss from the sale of financial assets at fair value	89	-111	-85	-16	-91	469%	-202%
Income from financial assets at fair value through profit or loss	249	-40	493	364	1,976	444%	694%

Profit or loss from derivative financing instruments	0	-6	6	0	-2	-100%	-100%
Income from financial liabilities at fair value through profit or loss	0	-6	6	0	-2	-100%	-100%

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	249	-46	499	364	1,974	442%	693%

In the quarter Other Operating Income increased Ps.2.5 billion, with Other income standing out with a 726% or Ps.2.3 billion increase, related to the sale of the 51% stake in Prisma. On a yearly basis Other Operating Income increased 423% or Ps.2.5 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Variation
IN MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Credit and debit cards	0	0	0	0	37	100%	100%
Lease of safe deposit boxes	50	51	57	63	72	14%	44%
Other service related fees	218	232	240	192	257	34%	18%
Sale of real estate and other non-financial assets	110	27	0	24	4	-83%	-96%
Other adjustments and interest from other receivables	40	40	73	69	133	94%	233%
Initial recognition of loans	23	34	47	-51	28	-155%	22%
Sale of property, plant and equipment	1	1	1	37	2	-95%	100%
Others	154	215	783	312	2,580	726%	1578%
Other Operating Income	595	600	1,202	645	3,113	382%	423%

In 1Q19 Banco Macro’s administrative expenses plus employee benefits totaled Ps.5.2 billion, unchanged from the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 53% or Ps.1.8 billion, due to higher expenses related to employee benefits (salary increases) and others.

Employee benefits were practically unchanged, increasing Ps.9 million QoQ. On a yearly basis Employee benefits increased 55% or Ps.1.1 billion.

In 1Q19, the efficiency ratio reached 28.6%, improving from the 39.7% posted in 4Q18 and 35.6% in 1Q18. In 1Q19 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 1%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 28% compared to 4Q18.

If we exclude Prisma’s sale effect, the efficiency ratio would have been 31.6% in 1Q19.

8

1Q19 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Employee benefits	2,018	2,443	2,720	3,124	3,133	0%	55%
Remunerations	1,516	1,839	2,076	2,350	2,299	-2%	52%
Social Security Contributions	293	364	403	453	476	5%	62%
Compensation and bonuses	158	185	174	235	278	18%	76%
Employee services	51	55	67	86	80	-7%	57%
Administrative Expenses	1,402	1,550	1,776	2,105	2,096	0%	50%
Taxes	226	224	214	236	266	13%	18%
Maintenance, conservation fees	166	208	243	293	280	-4%	69%
Directors & statutory auditors´fees	163	147	174	233	323	39%	98%
Security services	147	168	200	195	212	9%	44%
Electricity & Communications	115	122	154	201	208	3%	81%
Other professional fees	105	124	145	191	164	-14%	56%
Rental agreemets	64	74	88	105	53	-50%	-17%
Advertising & publicity	32	55	81	146	51	-65%	59%
Personnel allowances	23	31	30	32	33	3%	43%
Stationary & Office Supplies	13	13	17	16	18	13%	38%
Insurance	11	13	15	24	21	-13%	91%
Hired administrative services	4	5	5	5	4	-20%	0%
Other	333	366	410	429	463	8%	39%
Total Administrative Expenses	3,420.0	3,993.0	4,496.0	5,229.0	5,229.0	0%	53%

Total Employees	8,915	8,949	9,096	9,028	8,978
Branches	454	455	473	471	464
Efficiency ratio	35.5%	41.8%	39.1%	35.9%	28.6%

Accumulated efficiency ratio	35.6%	38.7%	38.9%	39.7%	28.6%
Accumulated efficiency ratio (exc. Prisma)	-	-	-	-	31.6%

In 1Q19, Other Operating Expenses totaled Ps.3.1 billion, with Turnover Tax and Other provision charges standing out with a 6% (Ps.106 million) increase and a 65% (Ps.342 million) decrease respectively QoQ. In 1Q19 Other Operating Expenses decreased 3% or Ps.109 million. On a yearly basis Other Operating Expenses increased 53% or Ps. 1.1 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Variation
MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Turnover Tax	1,156	1,309	1,600	1,749	1,855	6%	60%
Other provision charges	166	188	224	527	185	-65%	11%
Deposit Guarantee Fund Contributions	64	69	82	91	104	14%	63%
Donations	23	25	20	18	35	94%	52%
Insurance claims	10	12	16	17	11	-35%	10%
Initial loan recognition	0	0	0	0	0	0%	0%
Late charges and charges payable to the Central Bank	0	0	0	0	0	0%	0%
Others	610	715	752	811	897	11%	47%
Other Operating Expenses	2,029	2,318	2,693	3,213	3,104	-3%	53%

In 1Q19 Banco Macro's effective income tax rate was 30.1%, compared to 31% in 4Q18. The lower effective tax rate is explained by the reduction in statutory tax rates included in the latest tax reform bill approved by Congress (Law 27.430/2017). As of January 2018 statutory tax rate was reduced from 35% to 30% and starting from January 2020 statutory tax rate will be further reduced to 25%.

9

1Q19 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.172.9 billion, increasing 1% or Ps.1.1 billion QoQ and 21% or Ps.30.6 billion YoY.

Within commercial loans, growth was driven by Documents and Other loans; with a 9% and 17% increase QoQ respectively.

The main growth in consumer lending was driven by personal loans, which grew 1% QoQ.

As of 1Q19, Banco Macro´s market share over private sector loans was 7.7%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Overdrafts	12,526	11,126	16,933	18,049	11,703	-35%	-7%
Discounted documents	18,497	19,911	22,995	25,160	27,419	9%	48%
Mortgages loans	10,129	12,174	14,843	15,853	16,781	6%	66%
Pledged loans	4,061	4,339	5,057	4,367	4,403	1%	8%
Personal loans	43,230	46,055	57,737	57,517	58,205	1%	35%
Credit Card loans	24,382	26,062	27,614	29,430	29,515	0%	21%
Others	28,302	30,122	22,034	20,703	24,218	17%	-14%
Total loan portfolio	141,128	149,789	167,213	171,077	172,245	1%	22%

Financial trusts	683	919	189	270	309	14%	-55%
Leasing	562	527	486	448	384	-14%	-32%
Total financing to the private sector	142,374	151,236	167,888	171,796	172,938	1%	21%

10

1Q19 Earnings Release

Public Sector Assets

In 1Q19, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 3.3%, lower than the 3.7% registered in the previous quarter, and higher than the 1.6% posted in 1Q18.

In 1Q19, an 80% or Ps.43.9 billion increase in LELIQs securities position stands out, as well as a 29% or Ps.500 million decrease in Provincial loans.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Lebacs	31,674	40,001	651	0	0	0%	-100%
Leliqs	1,295	0	34,260	55,070	98,918	80%	7538%
Other	1,786	6,012	11,141	10,937	11,594	6%	549%
Government securities	34,755	46,013	46,052	66,007	110,512	67%	218%
Provincial loans	1,827	1,973	1,856	1,685	1,197	-29%	-34%
Loans	1,827	1,973	1,856	1,685	1,197	-29%	-34%
Purchase of government bonds	45	60	60	75	0	-100%	-100%
Other receivables	45	60	60	75	0	-100%	-100%

TOTAL PUBLIC SECTOR ASSETS	36,626	48,046	47,967	67,768	111,709	65%	205%

TOTAL PUBLIC SECTOR LIABILITIES	1	0	0	0	0	0%	-100%

Net exposure	36,625	48,046	47,967	67,768	111,709	65%	205%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	3,658	8,045	13,056	12,698	12,791	1%	250%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	1.6%	3.0%	4.2%	3.7%	3.3%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.272.6 billion in 1Q19, growing 15% or Ps.34.7 billion QoQ and 82% or Ps.123.1 billion YoY and representing 83% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 12% or Ps.25.8 billion, while public sector deposits increased 46% or Ps.8.8 billion.

The increase in private sector deposits was led by time deposits, which grew 23% or Ps.27.6 billion QoQ. In addition, sight deposits decreased 2% or Ps.1.9 billion QoQ.

Within private sector deposits, peso deposits increased 8% or Ps.12 billion, while US dollar deposits increased 5% or USD84 million.

As of 1Q19, Banco Macro´s market share over private sector deposits was 6.9%.

11

1Q19 Earnings Release

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Public sector	13,847	19,405	20,074	19,354	28,192	46%	104%

Financial sector	93	125	150	148	211	42%	126%

Private sector	135,548	159,943	192,345	218,452	244,208	12%	80%
Checking accounts	20,382	21,226	23,808	24,375	24,510	1%	20%
Savings accounts	43,308	53,507	64,110	68,695	66,673	-3%	54%
Time deposits	66,881	80,250	98,431	118,034	148,832	26%	123%
Other	4,978	4,960	5,996	7,349	4,193	-43%	-16%
Total	149,488	179,473	212,569	237,954	272,611	15%	82%

Pesos	119,484	131,598	140,558	166,597	187,632	13%	57%
Foreign Currency (Pesos)	30,004	47,875	72,010	71,358	84,978	19%	183%
Foreign Currency (USD)	1,490	1,659	1,761	1,887	1,960	4%	32%

Banco Macro’s transactional deposits represent approximately 37% of its total deposit base as of 1Q19. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 1Q19, the total amount of other sources of funds increased 13% or Ps.10.1 billion compared to 4Q18. In 1Q19 Shareholder’s Equity increased 14% or Ps.7.5 billion, also Subordinated corporate bonds increased 17% QoQ as a consequence of the argentine peso depreciation against the US dollar registered during the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Central Bank of Argentina	13	16	22	24	20	-17%	54%
Banks and international institutions	3	1,180	2,389	2,568	2,345	-9%	78067%
Financing received from Argentine financial institutions	470	633	815	406	745	83%	59%
Subordinated corporate bonds	8,258	11,646	16,796	15,288	17,836	17%	116%
Corporate bonds	4,913	8,125	6,513	6,377	6,314	-1%	29%
Shareholders´ equity	50,086	50,146	50,963	54,636	62,085	14%	24%
Total other source of funds	63,744	71,746	77,498	79,299	89,345	13%	40%

12

1Q19 Earnings Release

Liquid Assets

In 1Q19, the Bank’s liquid assets amounted to Ps.180 billion, showing a 32% or Ps.44.2 billion increase QoQ, and a 166% or Ps.112.5 billion increase on a yearly basis.

In 1Q19, LELIQs own portfolio increased 80% or Ps.43.9 billion.

In 1Q19 Banco Macro’s liquid assets to total deposits ratio reached 66%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Cash	29,441	50,310	68,919	74,766	75,309	1%	156%
Guarantees for compensating chambers	4,142	4,822	5,384	5,720	5,735	0%	38%
Call	1,138	620	720	405	178	-56%	-84%
LEBAC own portfolio	31,674	38,039	651	0	0	0%	-100%
Leliq own portfolio	1,295	0	34,260	55,070	98,918	80%	7540%
Total	67,689	93,790	109,934	135,961	180,140	32%	166%

Liquid assets to total deposits	45.3%	52.3%	51.7%	57.1%	66.0%

Solvency

Banco Macro continued showing high solvency levels in 1Q19 with an integrated capital (RPC) of Ps.73.9 billion over a total capital requirement of Ps.21.8 billion. Banco Macro´s excess capital in 1Q19 was 239% or Ps.52.1 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 27.7% in 1Q19, TIER1 Ratio stands at 20.6%

If we were to consider the upcoming cash dividend payment (to be paid on May 14th, 2019) of Ps.6.4 billion with the current integrated capital (RPC); the regulatory capital ratio would be 25.3% and the TIER 1 ratio would be 18.2%.

The Bank’s aim is to make the best use of this excess capital.

13

1Q19 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Credit risk requirement	12,371	13,185	15,338	15,609	16,329	5%	32%
Market risk requirement	188	450	303	212	284	34%	51%
Operational risk requirement	3,530	3,843	4,199	4,616	5,189	12%	47%
Total capital requirements	16,090	17,478	19,840	20,437	21,802	7%	36%

Ordinary Capital Level 1 (COn1)	46,564	48,527	49,097	52,285	58,520	12%	26%
Deductible concepts Level 1 (COn1)	-2,476	-2,646	-3,186	-3,047	-3,708	22%	50%
Aditional Capital Level 1 (CAn1)	21	21	0	0	0	2%	-99%
Capital Level 2 (COn2)	9,530	13,087	18,058	16,875	19,092	13%	100%
Integrated capital - RPC (i)	53,639	58,989	63,969	66,113	73,903	12%	38%

Excess capital	37,549	41,511	44,129	45,676	52,101	14%	39%

Risk-weighted assets - RWA (ii)	196,622	213,679	242,411	249,781	266,581	7%	36%

Regulatory Capital ratio [(i)/(ii)]	27.3%	27.6%	26.4%	26.5%	27.7%

Ratio TIER 1 [Capital Level 1/RWA]	22.4%	21.5%	18.9%	19.7%	20.6%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 1Q19, Banco Macro’s non-performing to total financing ratio reached a level of 2.03%, up from 1.91% in 4Q18, and 1.11% posted in 1Q18.

Consumer portfolio non-performing loans increased 40bp while Commercial portfolio non-performing loans decreased 39pb in 1Q19 (due to Molino Cañuelas write off)

The coverage ratio reached 119.23% in 1Q19. Write-offs over total loans totaled 0.53%, due to the aforementioned Molino Cañuelas write off.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Commercial portfolio	56,698	59,006	69,497	71,202	68,794	-3%	21%
Non-performing	222	368	624	917	618	-33%	178%
Consumer portfolio	95,574	102,221	110,948	113,538	114,936	1%	20%
Non-performing	1,469	1,857	2,316	2,617	3,111	19%	112%
Total portfolio	152,272	161,226	180,445	184,740	183,730	-1%	21%
Non-performing	1,691	2,225	2,940	3,534	3,729	6%	121%
Total non-performing/ Total portfolio	1.11%	1.38%	1.63%	1.91%	2.03%

Total allowances	3,016	3,322	3,853	4,161	4,446	7%	47%
Coverage ratio w/allowances	178.35%	149.30%	131.05%	117.74%	119.23%
Write Offs	240	386	383	556	967	74%	303%
Write Offs/ Total portfolio	0.16%	0.24%	0.21%	0.30%	0.53%

14

1Q19 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	5,417	6,522	6,754	6,801	6,776	0%	25%
Other loans	0	1	1	1	1	0%	100%
Total CER adjustable assets	5,417	6,523	6,755	6,802	6,777	0%	25%

CER adjustable LIABILITIES
Deposits (*)	536	737	835	929	348	-63%	-35%
Total CER adjustable liabilities	536	737	835	929	348	-63%	-35%

NET CER EXPOSURE	4,881	5,786	5,920	5,873	6,429	9%	32%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Cash and deposits in Banks	13,225	27,819	38,954	42,745	46,287	8%	250%
Cash	1,410	1,803	3,351	3,287	3,031	-8%	115%
Central Bank of Argentina	9,671	20,866	25,970	25,617	33,803	32%	250%
Other financial institutions local and abroad	1,929	5,110	9,354	13,385	9,450	-29%	390%
Others	215	40	279	456	3	-99%	-99%
Net Income from financial instruments at fair value through P&L	112	231	250	388	298	-23%	166%
Derivatives	0	1	0	3	1	-71%	100%
Other financial assets	1,220	1,234	1,697	1,546	1,724	12%	41%
Loans and other financing	22,542	27,830	45,775	46,040	54,891	19%	144%
Non financial public sector	0	0	0	0	0	0%	0%
Other financial institutions	500	255	567	480	513	7%	3%
Non financial private sector & foreign residents	22,041	27,575	45,208	45,560	54,378	19%	147%
Other debt securities	1,095	1,307	3,105	1,217	1,313	8%	20%
Guarantess received	264	582	988	929	1,756	89%	565%
Investment in equity instruments	5	6	7	6	7	17%	40%
Investment in associates and joint ventures	0	0	0	0	0	0%	0%
Total Assets	38,462	59,009	90,777	92,875	106,277	14%	176%
Deposits	30,005	47,875	72,010	71,358	84,978	19%	183%
Non financial public sector	1,410	2,676	2,348	2,295	2,102	-8%	49%
Financial sector	54	77	114	100	167	67%	209%
Non financial private sector & foreign residents	28,541	45,122	69,549	68,963	82,709	20%	190%
Derivatives	0	0	1	0	0	0%	0%
Other liabilities from financial intermediation	1,476	2,406	3,516	2,619	3,749	43%	154%
Non-subordinated corporate bonds	265	1,180	2,405	2,599	2,541	-2%	859%
Subordinated corporate bonds	8,258	11,646	16,796	15,288	17,836	17%	116%
Other liabilities	16	25	40	35	42	20%	163%
Total Liabilities	40,020	63,133	94,769	91,899	109,146	19%	173%

NET FX POSITION (Pesos)	-1,557	-4,124	-3,992	976	-2,869	-394%	84%
NET FX POSITION (USD)	-77.3	-142.9	-97.6	25.8	-66.2	-356%	-14%

15

1Q19 Earnings Release

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In April 2019, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.359,998,645.32

•	Interest Payment Class A Subordinated Notes. In May 2019, the Bank paid semiannual interest on Class A Subordinated notes in the amount of USD.13,500,000.

•	Interest Payment Class B Peso denominated Notes. In May 2019, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.296,717,050

•	Cash Dividend Payment. Pursuant to the resolutions adopted by the General and Special Shareholders’ Meeting and the Board of Directors’ Meeting, both held on the 30th day of April 2019, as of May 14, 2019 we shall make available and pay to the shareholders registered in the Bank’s Stock Ledger up to May 13, 2019, the cash dividend on the amount of Ps.6,393,977,460 (i.e., Ps.10 per share representing 1,000% of the outstanding capital stock of Ps.639,397,746).

Regulatory Changes

•	Inflation Adjustment. In February 2019, through Communication “A” 6651 the Central Bank of Argentina (BCRA) established that financial institutions should restate financial statements in accordance with IAS 29 starting from January 1st, 2020. As of the date of this report the Bank has not quantified the effects of the application of IAS 29 on 1Q19 financials but they could differ significantly from the figures currently reported, however 1Q19 net income would still be positive.

•	For FY2018 Pre-tax profit totaled Ps.22.7 billion, adjusted by inflation this Pre-tax profit was Ps.6.1 billion, but given that according to applicable laws and regulations income tax in Argentina is based on nominal balances, the Bank paid Ps.7 billion in income tax, thus generating a Ps.805 million loss for FY2018.

•	Daily net LELIQ Position. In March 2019, through Communication “A” 6661 the Central Bank of Argentina (BCRA) established:

o	Daily net position for financial institutions in LELIQs and Peso REPOs with the Central Bank could not exceed the integrated capital of each institution or 100% of the monthly average of daily balances of private sector peso deposits (excluding financial sector) of the previous month; whichever is greater.

o	As of this date Banco Macro and Banco del Tucumán are within the limits of what is established by Communication “A” 6661 of the Central Bank of Argentina.

16

1Q19 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
IN MILLIONS $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

ASSETS
Cash and deposits in Banks	29,441	50,310	68,919	74,766	75,309	1%	156%
Cash	7,386	6,588	8,828	10,697	8,770	-18%	19%
Central Bank of Argentina	19,892	38,530	50,419	50,212	57,079	14%	187%
Other locan & foreign entities	1,948	5,152	9,394	13,402	9,456	-29%	385%
Other	215	40	279	456	2	-100%	-99%
Debt securities at fair value through profit & loss	605	1,340	1,760	2,635	2,964	12%	390%
Derivatives	5	43	71	17	42	147%	740%
Repo Transactions	587	156	-	-	-	0%	-100%
Other financial assets	3,055	2,515	3,309	3,000	3,170	6%	4%
Loans & other recievables	147,619	155,621	174,288	178,875	177,717	-1%	20%
Non Financial Public Sector	1,886	2,041	1,943	1,776	1,304	-27%	-31%
Financial Sector	4,042	3,263	4,647	5,574	3,784	-32%	-6%
Non Financial private sector and foreign	141,691	150,316	167,699	171,525	172,629	1%	22%
Other debt securities	34,746	43,163	44,976	64,585	109,048	69%	214%
Financial assets in guarantee	4,729	7,477	6,241	6,756	7,300	8%	54%
Investments in equity instruments	110	50	52	52	1,504	2792%	1267%
Investments in other companies (subsidiaries and joint ventures)	288	98	85	109	124	14%	-57%
Property, plant and equipment	7,234	7,591	7,898	9,003	9,849	9%	36%
Intangible assets	947	994	1,147	1,401	1,548	10%	63%
Deferred income tax assets	33	47	57	47	60	28%	82%
Other non financial assets	2,158	2,205	2,216	834	1,080	29%	-50%
Non-current assets held for sale	109	127	127	804	583	-27%	435%
TOTAL ASSETS	231,666	271,735	311,146	342,883	390,296	14%	68%

LIABILITIES
Deposits	149,488	179,473	212,569	237,954	272,611	15%	82%
Non Financial Public Sector	13,847	19,405	20,074	19,354	28,192	46%	104%
Financial Sector	93	125	150	148	211	43%	127%
Non Financial private sector and foreign	135,548	159,943	192,345	218,452	244,208	12%	80%
Liabilities at fair value through profit & loss	13	-	-	-	-	0%	-100%
Derivatives	14	34	212	1	111	11000%	693%
Repo Transactions	9	1,829	-	165	-	-100%	-100%
Other financial liabilities	9,094	11,195	12,795	15,319	16,622	9%	83%
Financig received from Central Bank and Other Financial Institutions	487	1,829	3,246	2,998	3,111	4%	539%
Issued Corporate Bonds	4,913	8,125	6,513	6,377	6,314	-1%	29%
Current income tax liabilities	4,072	1,781	2,109	2,947	4,567	55%	12%
Subordinated corporate bonds	8,258	11,646	16,796	15,288	17,836	17%	116%
Provisions	735	785	798	1,046	970	-7%	32%
Deferred income tax liabilities	358	211	132	275	404	47%	13%
Other non financial liabilities	3,917	4,436	5,012	5,875	5,662	-4%	45%
TOTAL LIABILITIES	181,357	221,345	260,181	288,245	328,208	14%	81%

SHAREHOLDERS' EQUITY
Capital Stock	670	670	670	670	670	0%	0%
Issued Shares premium	12,429	12,429	12,429	12,429	12,428	0%	0%
Adjustment to Shareholders' Equity	5	5	5	5	5	0%	0%
Reserves	20,363	26,404	23,290	21,996	21,996	0%	8%
Retained earnings	12,864	3,476	3,265	3,265	18,994	482%	48%
Other accumulated comprehensive income	213	506	819	543	649	20%	205%
Net income for the period / fiscal year	3,542	6,658	10,486	15,729	7,343	-53%	107%
Shareholders' Equity attributable to parent company	50,086	50,146	50,963	54,636	62,085	14%	24%

Shareholders' Equity attributable to non controlling interest	223	244	3	2	3	50%	-99%
TOTAL SHAREHOLDERS' EQUITY	50,309	50,390	50,965	54,638	62,088	14%	23%

17

1Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
IN MILLION $	1Q18	2Q18	3Q18	4Q18	1Q19	QoQ	YoY

Interest Income	11,338	13,617	16,809	23,814	24,395	2%	115%
Interest Expense	3,396	4,524	6,486	11,526	11,464	-1%	238%
Net Interest Income	7,942	9,093	10,323	12,288	12,931	5%	63%
Fee income	2,544	2,891	3,013	3,476	3,551	2%	40%
Fee expense	185	210	144	217	241	11%	30%
Net Fee Income	2,359	2,681	2,869	3,259	3,310	2%	40%
Subtotal (Net Interest Income + Net Fee Income)	10,301	11,774	13,192	15,547	16,241	4%	58%
Net Income from financial instruments at Fair Value Through Profit & Loss	249	-46	499	364	1,974	442%	693%
Result from assets at amortised cost	-3	-	-3	1	-17	-1800%	467%
Difference in quoted prices of gold and foreign currency	151	-1,012	-1,244	729	-51	-107%	-134%
Other operating income	559	563	1,162	529	3,113	488%	457%
Provision for loan losses	567	571	732	836	2,154	158%	280%
Net Operating Income	10,726	10,745	12,914	16,218	19,106	18%	78%
Personnel expenses	2,018	2,443	2,720	3,124	3,133	0%	55%
Administrative expenses	1,402	1,550	1,776	2,105	2,096	0%	50%
Depreciation and impairment of assets	163	173	187	215	290	35%	78%
Other operating expense	2,029	2,317	2,693	3,213	3,104	-3%	53%
Operating Income	5,114	4,262	5,538	7,561	10,483	39%	105%
Income from associates and joint ventures	75	145	12	33	26	-21%	-65%
Net Income before income tax on continuing operations	5,189	4,407	5,550	7,594	10,509	38%	103%
Income tax on continuing operations	1,625	1,271	1,718	2,352	3,166	35%	95%
Net Income from continuing operations	3,564	3,136	3,832	5,242	7,343	40%	106%

Net Income for the period	3,564	3,136	3,832	5,243	7,343	40%	106%
Net Income of the period attributable to parent company	3,542	3,116	3,828	5,243	7,343	40%	107%
Net income of the period attributable to non-controlling interests	22	21	4	-	-	0%	-100%

Other Comprehensive Income	9	292	313	-276	106	-138%	1078%
Foreign currency translation differences in financial statements conversion	54	344	454	-119	211	-277%	291%

Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-45	-52	-141	-157	-105	-33%	133%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,573	3,428	4,146	4,967	7,450	50%	109%
Total Comprehensive Income attributable to parent Company	3,551	3,408	4,142	4,967	7,450	50%	110%
Total Comprehensive Income attributable to non-controlling interests	22	21	4	-	-	0%	-100%

18

1Q19 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q18	2Q18	3Q18	4Q18	1Q19
Profitability & performance
Net interest margin	15.4%	13.5%	13.4%	16.9%	17.2%
Net interest margin adjusted (exc. FX)	15.1%	15.2%	15.3%	16.0%	17.3%
Net fee income ratio	17.2%	19.2%	20.0%	12.0%	23.1%
Efficiency ratio	35.6%	41.9%	39.1%	35.8%	28.6%
Efficiency ratio (exc. Prisma)	0.0%	0.0%	0.0%	0.0%	31.6%
Net fee income as % of A&G Expenses	48.4%	45.7%	51.0%	33.7%	80.9%
Net fee income as % of A&G Expenses (exc. Prisma)	-	-	-	-	33.3%
Return on average assets	6.4%	5.1%	5.4%	6.4%	8.4%
Return on average assets (exc. Prisma)	-	-	-	-	6.3%
Return on average equity	29.4%	25.1%	29.0%	38.8%	50.0%
Return on average equity (exc. Prisma)	-	-	-	-	37.2%
Liquidity
Loans as a percentage of total deposits	98.7%	86.7%	82.0%	75.2%	65.2%
Liquid assets as a percentage of total deposits	45.3%	52.3%	51.7%	57.1%	66.1%
Capital
Total equity as a percentage of total assets	21.7%	18.5%	16.4%	15.9%	15.9%
Regulatory capital as % of APR	27.3%	27.6%	26.4%	26.5%	27.7%
Asset Quality
Allowances over total loans	2.0%	2.1%	2.1%	2.3%	2.4%
Non-performing financing as a percentage of total financing	1.1%	1.4%	1.6%	1.9%	2.0%
Coverage ratio w/allowances	178.4%	149.3%	131.1%	117.7%	119.2%
Cost of Risk	1.7%	1.5%	1.8%	1.9%	4.9%
Cost of Risk (exc. Prisma)	-	-	-	-	2.5%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q18	2Q18	3Q18	4Q18	1Q19
Profitability & performance
Net interest margin	15.4%	14.4%	14.0%	14.9%	17.2%
Net interest margin adjusted (exc. FX)	15.1%	15.2%	15.2%	15.4%	17.3%
Net fee income ratio	17.2%	18.2%	21.5%	16.7%	23.1%
Efficiency ratio	35.6%	38.7%	37.6%	37.9%	28.6%
Efficiency ratio (exc. Prisma)	0.0%	0.0%	0.0%	0.0%	31.6%
Net fee income as % of A&G Expenses	48.4%	47.0%	57.2%	44.0%	80.9%
Net fee income as % of A&G Expenses (exc. Prisma)	-	-	-	-	33.3%
Return on average assets	6.4%	5.7%	5.6%	5.8%	8.4%
Return on average assets (exc. Prisma)	-	-	-	-	6.3%
Return on average equity	29.4%	27.2%	27.8%	30.7%	50.0%
Return on average equity (exc. Prisma)	-	-	-	-	37.2%
Liquidity
Loans as a percentage of total deposits	98.7%	86.7%	82.0%	121.1%	65.2%
Liquid assets as a percentage of total deposits	45.3%	52.3%	51.7%	57.1%	66.1%
Capital
Total equity as a percentage of total assets	21.7%	18.5%	16.4%	15.9%	15.9%
Regulatory capital as % of APR	27.3%	27.6%	26.4%	26.5%	27.7%
Asset Quality
Allowances over total loans	2.0%	2.1%	2.1%	2.3%	2.4%
Non-performing financing as a percentage of total financing	1.1%	1.4%	1.6%	1.9%	2.0%
Coverage ratio w/allowances	178.4%	149.3%	131.1%	117.7%	119.2%
Cost of Risk	1.7%	1.6%	1.7%	1.7%	4.9%
Cost of Risk (exc. Prisma)	-	-	-	-	2.5%

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer